SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of
The Securities Exchange Act of 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

                           For the fiscal year ended           December 31, 2004

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

                           For the transition period from                     to

Commission file number           001-13606

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SOLA 401(k) SAVINGS PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

SOLA International Inc.
10590 West Ocean Air Drive
Suite 300
San Diego, CA 92130

SOLA 401(k) Savings Plan
Financial Statements
December 31, 2004 and 2003

SOLA 401(k) SAVINGS PLAN

Financial Statements and Supplemental Schedules December 31, 2004 and 2003

Table of Contents

Supplemental schedules other than above are omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and
Plan Administrator of the
SOLA 401(k) Savings Plan

We have audited the financial statements of the SOLA 401(k) Savings Plan (the Plan) as of December 31, 2004 and 2003, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MOHLER, NIXON & WILLIAMS
MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 24, 2005

SOLA 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2004	2003

Assets:
Investments, at fair value	$35,611,651	$31,902,056
Participant loans	752,473	765,697

Assets held for investment purposes	36,364,124	32,667,753

Cash in transit	467,320
Participants’ contributions receivable	35,133	35,379
Employer’s contribution receivable	15,437	16,957

Net assets available for benefits	$36,882,014	$32,720,089

See notes to financial statements.

SOLA 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended
	December 31,
	2004	2003

Additions to net assets attributed to:
Investment income:
Dividends and interest	$749,599	$671,599
Net realized and unrealized appreciation in fair value of investments	2,076,565	4,125,440

	2,826,164	4,797,039

Contributions:
Participants’	1,684,573	1,637,797
Employer’s	721,920	687,701

	2,406,493	2,325,498

Total additions	5,232,657	7,122,537

Deductions from net assets attributed to:
Withdrawals and distributions	3,040,296	4,677,712
Administrative expenses	5,920	4,782

Total deductions	3,046,216	4,682,494

Net increase prior to transfers	2,186,441	2,440,043

Transfers of assets to the Plan	1,975,484

Net increase in net assets	4,161,925	2,440,043
Net assets available for benefits:
Beginning of year	32,720,089	30,280,046

End of year	$36,882,014	$32,720,089

See notes to financial statements.

SOLA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

NOTE 1 — THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General — The following description of the SOLA 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that was established in 1996 by Sola Optical, USA, a division of SOLA International Inc., to provide benefits to eligible employees, as defined in the Plan document. On December 20, 2001, the Plan was amended such that SOLA International Inc. (the Company) became the employer, Plan sponsor and Plan administrator of the Plan. The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code, as amended, and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Plan was amended and restated in August 2003 to adopt certain provisions to comply with regulations of the Internal Revenue Code.

Effective January 1, 2004, the Plan was amended to include employees of B&W Optical, Southeastern Optical and Laser Optics, subsidiaries of SOLA International Inc. In connection with the acquisitions of B& W Optical and Southeastern Optical by the Company during 2003, assets amounting to approximately $1,500,000 transferred into the Plan in 2004 from the B & W Optical Co., Inc. / Southeastern Optical Co. 401(k), which merged into the Plan.

Effective December 31, 2004, the Siouxland Labs 401(k) Plan (the Siouxland Plan), a Plan sponsored by two affiliates of the Company, merged with the Plan. As of December 31, 2004, the Siouxland Plan assets were liquidated and on January 4, 2005, the Plan received cash of approximately $470,000. All participants in the Siouxland Plan as of December 31, 2004, became eligible to participate in the Plan effective January 1, 2005.

Administration — The Company has appointed an Advisory Committee (the Committee) to manage the operation and administration of the Plan. The Company has contracted with a third-party administrator to process and maintain the records of participant data and an affiliate of the third-party administrator, JP Morgan Chase Bank (Chase), to act as the trustee. Substantially all expenses incurred for administering the Plan are paid by the Company.

Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting — The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments — Investments of the Plan are held by Chase and various sub-custodians, and invested based solely upon instructions received from participants.

The Plan’s investments in mutual funds, the common/collective trust fund and common stock are valued at fair value as of the last day of the Plan year, as measured by quoted market prices or as reported to the Plan by Chase. Participant loans are valued at cost, which approximates fair value.

Income taxes — The Plan has been amended since receiving its latest favorable determination letter dated February 25, 2004. The Company believes that the Plan is operated in accordance with, and qualifies under, the applicable requirements of the Internal Revenue Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

Reconciliation of financial statements to Form 5500 — The difference between the information reported in the financial statements and the information reported in the Form 5500 arise primarily from the accrual of benefits payable of approximately $6,000 at December 31, 2003 reported in the Form 5500 but not in the financial statements.

Risks and uncertainties — The Plan provides for various investment options in any combination of investment securities offered by the Plan, including Company common stock. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 2 — PARTICIPATION AND BENEFITS

Participant contributions — Participants may elect to have the Company contribute their eligible pre-tax compensation to the Plan up to the amount allowable under the Plan document and current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant’s direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

Employer contributions — The Company is allowed to make matching contributions as defined in the Plan and as approved by the Board of Directors.

During 2004 the Company made varying matching contributions to different divisions of the Company as follows; (i) SOLA Optical, SOLA Custom Coatings and SOLA International divisions — 100% of the participant’s pre-tax contributions up to a maximum of 3% of the participant’s eligible compensation and 50% of the participant’s pre-tax contributions to the Plan on the next 2% of the participant’s eligible compensation, (ii) Oracle Lens Manufacturing division — 50% of each eligible participant’s contribution up to a maximum of 6% of the participant’s eligible compensation and (iii) Laser Optics and B&W/Southeastern Optical Labs divisions which received no Company matching contributions.

During 2003 the Company made matching contributions to all eligible participants. From January 1, 2003 through March 31, 2003, the Company made matching contributions equal to 50% of each eligible participant’s contribution up to a maximum of 6% of the participant’s eligible compensation. For the rest of 2003, the Company made matching contributions equal to 100% of the participant’s pre-tax contributions to the Plan up to the first 6% of the participant’s eligible compensation and 50% of the participant’s pre-tax contributions to the Plan on the next 2% of the participant’s eligible compensation.

Vesting — Participants are immediately vested in their entire account balance, including employer matching contributions.

Participant accounts — Each participant’s account is credited with the participant’s contribution, Plan earnings or losses and an allocation of the Company’s contribution, if any. Allocation of the Company’s contribution is based on eligible participant’s contributions.

Payment of benefits — Upon termination, the participants or beneficiaries will receive their benefits in a lump sum amount equal to the value of the participant’s interest in their account paid as soon as administratively feasible. The Plan allows for the automatic lump sum distribution of participants vested account balances that do not exceed $5,000.

Loans to participants — The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their account balance. The loans are secured by the participant’s balance. Such loans bear interest at available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period may be longer. The specific terms and conditions of such loans are established by the Committee. Outstanding loans at December 31, 2004 carry interest rates ranging from 4% to 9.75%.

NOTE 3 – NONEXEMPT TRANSACTION

Certain contributions of approximately $260,000 made by participants in 2004 were not deposited with the Plan custodian in accordance with Department of Labor guidelines. As a consequence of the delay in the deposits, these contributions are considered prohibited transactions under ERISA. The Company and Plan sponsor deposited the contributions with the Plan custodian before the end of 2004 and intend to make the necessary filings with the Internal Revenue Service.

NOTE 4 — INVESTMENTS

The following table presents the fair values of investments and investment funds that include 5% or more of the Plan’s net assets at December 31:

	2004	2003

SEI Trust Stable Asset Fund	$9,487,938	$8,863,832
American Century Ultra Investors Fund	13,201,469	12,875,229
American Century Equity Index Fund	4,556,581	4,125,850
American Century Diversified Bond Fund	—	2,175,445
American Century Equity Income Fund	2,584,922	1,694,782
JP Morgan Core Bond Fund	2,187,330	—
Other funds individually less than 5% of net assets	4,345,884	2,932,615

Assets held for investment purposes	$36,364,124	$32,667,753

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows for the years ended December 31:

	2004	2003

Common stock	$203,606	$181,608
Mutual funds	1,872,959	3,943,832

	$2,076,565	$4,125,440

NOTE 5 — PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments in American Century and JP Morgan mutual funds are managed by affiliates of Chase, the trustee of the Plan. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

As allowed by the Plan, participants may elect to invest a portion of their accounts in the common stock of the Company. Aggregate investment in Company common stock at December 31, 2004 and 2003 was as follows:

Date	Number of shares	Fair value	Cost

2004	18,905	$520,635	$252,000
2003	28,648	$538,848	$338,031

NOTE 6 — PLAN TERMINATION OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA.

NOTE 7 — SUBSEQUENT EVENT

On March 22, 2005, the Company completed a merger with Sun Acquisition, Inc., becoming an indirect, wholly-owned subsidiary of Carl Zeiss TopCo GmbH. As a result of the merger, each share of the Company’s common stock outstanding immediately prior to the effective time of the merger, was converted into the right to receive $28.00 in cash, without interest.

SUPPLEMENTAL SCHEDULES

SOLA 401(k) SAVINGS PLAN	EIN: 94-3189941

PLAN #001

SCHEDULE H, LINE 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

	Identity of issue, borrower,	Description of investment including maturity date,	Current
	lessor or similar party	rate of interest, collateral, par or maturity value	value
	SEI Trust Stable Asset Fund	Common/Collective Trust	$9,487,938
*	American Century Ultra Investors Fund	Mutual Fund	13,201,469
*	American Century Equity Index Fund	Mutual Fund	4,556,581
*	American Century Equity Income Fund	Mutual Fund	2,584,922
*	American Century International Growth Fund	Mutual Fund	261,929
*	American Century Strategic Moderate	Mutual Fund	1,383,247
*	JP Morgan Core Bond Fund	Mutual Fund	2,187,330
	Buffalo Small Cap Fund	Mutual Fund	501,616
	Lord Abbett Affiliated Fund	Mutual Fund	893,943
*	SOLA International Inc.	Common Stock (18,905 shares)	520,635
	Charles Schwab & Co.	Self-Directed Accounts	32,041
*	Participant loans	Loan Fund (interest rates ranging from 4% to 9.75%)	752,473

		Total	$36,364,124

*	Party-in-interest

SOLA 401(k) SAVINGS PLAN	EIN: 94-3189941

PLAN #001

SCHEDULE H, LINE 4a — SCHEDULE OF NONEXEMPT TRANSACTIONS
YEAR ENDED DECEMBER 31, 2004

Identity of party involved	Relationship	Description	Amount

SOLA International Inc.	Plan sponsor	Late deposits of employee deferral and loan payments	$260,187

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SOLA 401(K) SAVINGS PLAN
Date: June 30, 2005	By:	/s/ Sandy Trocki
Sandy Trocki
Controller

Exhibit Index

Exhibit No.	Description
23.1	Consent of Mohler, Nixon & Williams